Filed pursuant to Rule 433

Registration No. 333-147807

November 17, 2009

Final Term Sheet

4.50% Secured Medium-Term Notes, Series H due 2020

IDAHO POWER COMPANY

Secured Medium-Term Notes, Series H

Issuer: Idaho Power Company	Interest Payment Dates: March 1 and September 1, commencing March 1, 2010

Trade Date: November 17, 2009

Original Issue Date/Settlement Date: November 20, 2009, which is the third business day following the Trade Date.

Principal Amount: $130,000,000

Price to Public: 99.819% of Principal Amount, plus accrued interest from the Original Issue Date

Purchasers’ Discount: 0.625%

Proceeds to the Company: 99.194%

Interest Rate: 4.50% per annum

Redemption: As specified in Pricing Supplement No. 3 dated November 17, 2009. Make Whole to be determined at a discount rate equal to the Treasury Rate plus 20 basis points.

Maturity Date: March 1, 2020

CUSIP: 45138LAW3

Purchasers:

Wells Fargo Securities, LLC ($35,750,000)

Banc of America Securities LLC ($32,500,000)

J.P. Morgan Securities Inc. ($32,500,000)

KeyBanc Capital Markets Inc. ($9,750,000)

Wedbush Morgan Securities Inc. ($6,500,000)

RBC Capital Markets Corporation ($6,500,000)

SunTrust Robinson Humphrey, Inc. ($6,500,000)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at 1-800-326-5897, Banc of America Securities LLC toll free at 1-800-294-1322 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.